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                                                                       EXHIBIT 2

"This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between Columbus Realty Trust and BankBoston N.A., dated as of May 23, 1997 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Columbus Realty Trust. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Columbus Realty Trust will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person (as defined in the Rights Agreement) may become null and void."